June 30, 1999



Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA  22312-2413

Gentlemen:

     We are transmitting Form 11-K Annual Report for the retirement savings plan for Indiana Energy, Inc.
for the fiscal year ended December 31, 1998, pursuant to
Section 15(d) of the Securities Exchange Act of 1934.

                              Very truly yours,


                              /s/Joseph E. Rosebrock
                              Joseph E. Rosebrock


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1998


A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

  Indiana Energy, Inc.
  Retirement Savings Plan
  1630 North Meridian Street
  Indianapolis, IN  46202

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

  Indiana Energy, Inc.
  1630 North Meridian Street
  Indianapolis, IN  46202

ITEM 1 - Changes in the Plan

         Effective October 1, 1997, Indiana Energy, Inc. became the sponsor, replacing Indiana Gas Company, Inc.

ITEM 2 - Changes in Investment Policy

          None

ITEM 3 - Contributions Under the Plan

          None


ITEM 4 - Participating Employees

          Approximately 1,086 employees were participants in the Plan at December 31, 1998.


ITEM 5 - Administration of the Plan

          (a) The following table sets forth the names of the persons who administer the Plan and all positions or offices held with the issuer, Indiana Energy, Inc. (IEI) and affiliated companies. Each person acts as a member of the Plan Committee and has an address at 1630 North Meridian Street, Indianapolis, Indiana 46202.

                                   Positions or Officers with issuer
Name                               or Affiliate

Lawrence A. Ferger                 Chairman and Chief Executive
                                   Officer of IEI and IGC

Niel C. Ellerbrook                 President & Chief Operating
                                   Officer of IEI and President
                                   of IGC and IEI Services

Paul T. Baker                      Executive Vice President & Chief
                                   Operating Officer of IGC

Steven M. Schein                   Vice President and Treasurer of
                                   IEI and IGC

Thomas J. Zabor                    Vice President of Human Resources
                                   of IEI Services

            As of December 31, 1998, the trust fund was managed by T. Rowe Price, as trustee.

          (b) The members of the Plan committee received no compensation from the Plan for Services as members of the Plan Committee during the fiscal year ended December 31, 1998. See Item 6(b) for information concerning compensation of the trustee.

ITEM 6 - Custodian of Investments

          (a) Since July 1, 1995, T. Rowe Price, P.O. Box 17215, Baltimore, MD 21297-0354, has acted as custodian of the securities and other investments of the Plan.

          (b)  Not Applicable

          (c) Custodian is exempt under ERISA from having to furnish any bond in connection with the custody of security investments or other assets of the Plan.


ITEM 7 - Reports to Participating Employees

          Employees participating in the plan receive annual summaries of the operations of the Plan (including financial data) and quarterly statements of participant accounts reflecting account balances, contributions to the account, and earnings for the account.

ITEM 8 - Investment of Funds

          (a)  (1) Not Applicable

          (a)  (2) Not Applicable

          (b)  Not Applicable

ITEM 9 - Financial Statements and Exhibits

          (a)  The following financial statements are included in this Form
               11-k:

               Report of Independent Public Accountants

               Statement of Financial Condition as of December 31,
               1998

               Statement of Financial Condition as of December 31,
               1997

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1998

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1997

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1996

               Notes to Financial Statements



                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan committee has duly caused this annual report to be signed by the Undersigned thereunto duly authorized.



                                   INDIANA ENERGY, INC.
                                   RETIREMENT SAVINGS PLAN

                                   By:  The Plan Committee as
                                        Plan Administrator



                                   /s/Lawrence A. Ferger
                                   Lawrence A. Ferger



                                   /s/Niel C. Ellerbrook
                                   Niel C. Ellerbrook



                                   /s/Paul T. Baker
                                   Paul T. Baker



                                   /s/Steven M. Schein
                                   Steven M. Schein



                                   /s/Thomas J. Zabor
                                   Thomas J. Zabor

Date:  June 30, 1999


                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

  (Formerly Indiana Gas Company, Inc. Retirement Savings Plan)

                  INDEX TO FINANCIAL STATEMENTS



                                                      Page

Report of Independent Public Accountants

Statements of Financial Condition

Statements of Income and Other Changes
  in Plan Equity

Notes to Financial Statements



                                                     Schedule

Item 27a - Assets Held for Investment Purposes           I

Item 27d - Reportable Transactions                      II




                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

               (Formerly Indiana Gas Company, Inc.
                    Retirement Savings Plan)

                AS OF DECEMBER 31, 1998 AND 1997

                          TOGETHER WITH

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Indiana Energy, Inc.
Investment Committee:

We have audited the accompanying statements of financial condition of the INDIANA ENERGY, INC. RETIREMENT SAVINGS PLAN (formerly the Indiana Gas Company, Inc. Retirement Savings Plan) as of December 31, 1998 and 1997, and the related statements of income and other changes in plan equity for the three years ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1998 and 1997, and the changes in its plan equity for the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial condition and the statements of income and other changes in plan equity are presented for purposes of additional analysis rather than to present the plan equity and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the aggregate number of purchase and sales transactions of each security included therein. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                   ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
June 28, 1999.



                                                                       INDIANA ENERGY, INC.

                                                                      RETIREMENT SAVINGS PLAN

                                                (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                                                 STATEMENT OF FINANCIAL CONDITION

                                                                      AS OF DECEMBER 31, 1998



                                                                                   T. Rowe Price

                    Indiana
                    Energy,    Stable
                    Inc.       Value                                                   Equity
                    Common     Common     Equity                 Int'l      New        Index      Spectrum
                    Stock      Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                    Fund       Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ASSETS:
 Investments, at
  current market
  value (cost
  $60,107,220)-
    Ind. Ener.,Inc.
     common stock  $34,383,457 $        - $         - $        - $        - $        - $        - $        - $        - $34,383,457
    Collective/
    Common
    Trust Fund               -  9,502,871           -          -          -          -          -          -          -   9,502,871
    Mutual Funds             -          -  13,605,456  7,977,911  1,422,950  2,972,385  4,607,178  1,547,102          -  32,132,982
    Partic. loans            -          -           -          -          -          -          -          -  2,546,711   2,546,711

       Tot. invest. 34,383,457  9,502,871  13,605,456  7,977,911  1,422,950  2,972,385  4,607,178  1,547,102  2,546,711  78,566,021

  Employer contrib.    366,771    131,585     127,242     91,449     29,066     58,813     66,939     29,362          -     901,227
       receivable
PLAN EQUITY        $34,750,228 $9,634,456 $13,732,698 $8,069,360 $1,452,016 $3,031,198 $4,674,117 $1,576,464 $2,546,711 $79,467,248


  The accompanying notes are an integral part of this statement.




                                                                       INDIANA ENERGY, INC.

                                                                      RETIREMENT SAVINGS PLAN

                                                (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                                                 STATEMENT OF FINANCIAL CONDITION

                                                                      AS OF DECEMBER 31, 1997



                                                                                   T. Rowe Price

                    Indiana
                    Energy,    Stable
                    Inc.       Value                                                   Equity
                    Common     Common     Equity                 Int'l      New        Index      Spectrum
                    Stock      Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                    Fund       Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ASSETS:
 Investments, at
  current market
  value (cost
  $54,732,233)-
    Ind. Ener.,Inc.
     common stock  $34,148,777 $        - $         - $        - $        - $        - $        - $        - $        - $34,148,777
    Collective/
    Common
    Trust Fund               -  8,612,893           -          -          -          -          -          -          -   8,612,893
    Mutual Funds             -          -  13,287,016  6,900,836  1,137,509  2,502,972  2,713,995  1,168,056          -  27,710,384
    Partic. loans            -          -           -          -          -          -          -          -  2,888,405   2,888,405
                                                                                                           -          -           -
       Tot. invest. 34,148,777  8,612,893  13,287,016  6,900,836  1,137,509  2,502,972  2,713,995  1,168,056  2,888,405  73,360,459

  Employer contrib.    390,375    139,035     138,833     95,018     28,389     60,076     49,581     29,481          -     930,788
       receivable
PLAN EQUITY        $34,539,152 $8,751,928 $13,425,849 $6,995,854 $1,165,898 $2,563,048 $2,763,576 $1,197,537 $2,888,405 $74,291,247


  The accompanying notes are an integral part of this statement.



                                                           INDIANA ENERGY, INC.

                                                         RETIREMENT SAVINGS PLAN

                                  (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                          STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                    FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                        T. Rowe Price

                  Indiana
                  Energy,     Stable
                  Inc.        Value                                                   Equity
                  Common      Common     Equity                 Int'l      New        Index      Spectrum
                  Stock       Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                  Fund        Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ADDITIONS:
  Employee contr. $   944,957 $  401,280 $   536,234 $  356,748 $  102,688 $  238,802 $  277,468 $  116,936 $        - $ 2,975,113
  Employer contr.     738,341    301,718     363,188    256,398     67,415    158,204    187,202     83,890          -   2,156,356
  Interest income           -          -           -          -          -          -          -          -    248,495     248,495
  Dividend income   1,248,128    532,057   1,031,391    235,455     52,078    150,857     55,428    130,792          -   3,436,186
  Unrealized appr.
    (depreciation)
     of invest.       364,586          -      83,462    807,596    119,178     45,145    778,723     35,004          -   2,233,694
  Realized
    gain (loss)
    on invest.       (451,340)         -      97,364     67,019     18,266    (34,808)    78,122     10,201          -    (215,176)
  Other inc.
  (exp.), net          (7,296)    57,154     (15,172)    (4,188)      (784)    (1,684)    (1,584)      (724)         -      25,722
                    2,837,376  1,292,209   2,096,467  1,719,028    358,841    556,516  1,375,359    376,099    248,495  10,860,390
DEDUCTIONS:
  Distribution of
    benefits to
    Participants   (2,088,408)(1,180,402) (1,376,407)  (530,457)   (36,022)   (71,280)   (92,292)   (50,753)  (258,368) (5,684,389)

INTERFUND
TRANSFERS            (556,553)   681,921    (474,071)  (171,111)   (51,022)   (53,653)   596,869     27,620          -           -

LOAN REPAYMENTS       541,796    210,611     247,227    149,570     25,975     97,401     71,170     48,225 (1,391,975)          -

LOANS ISSUED         (523,135)  (121,811)   (186,367)   (93,524)   (11,654)   (60,834)   (40,565)   (22,264) 1,060,154           -

 Net increase         211,076    882,528     306,849  1,073,506    286,118    468,150  1,910,541    378,927   (341,694)  5,176,001

PLAN EQUITY,
 Dec. 31,1997      34,539,152  8,751,928  13,425,849  6,995,854  1,165,898  2,563,048  2,763,576  1,197,537  2,888,405  74,291,247

PLAN EQUITY,
 Dec. 31,1998     $34,750,228 $9,634,456 $13,732,698 $8,069,360 $1,452,016 $3,031,198 $4,674,117 $1,576,464 $2,546,711 $79,467,248



  The accompanying notes are an integral part of this statement.



                                                           INDIANA ENERGY, INC.

                                                         RETIREMENT SAVINGS PLAN

                                  (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                          STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                        T. Rowe Price

                  Indiana
                  Energy,     Stable
                  Inc.        Value                                                   Equity
                  Common      Common     Equity                 Int'l      New        Index      Spectrum
                  Stock       Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                  Fund        Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ADDITIONS:
  Employee contr. $ 1,049,256 $  416,013 $   548,334 $  364,188 $   94,837 $  233,334 $  184,433 $  106,410 $        - $ 2,996,805
  Employer contr.     839,931    325,898     398,415    273,750     54,636    196,995    143,959     41,829          -   2,275,413
  Interest income           -          -           -          -          -          -          -          -    250,382     250,382
  Dividend income   1,199,509    489,186   1,304,500    262,453     60,195     60,747     55,394    118,369          -   3,550,353
  Unrealized appr.
    (depreciation)
     of invest.     8,590,349          -   1,433,972    730,423    (58,599)   136,727    434,766     19,212          -  11,286,850
  Realized
    gain (loss)
    on invest.        395,256          -     154,518     93,291     10,269     (4,836)    74,293     22,767          -     745,558
  Other inc.
  (exp.), net          (9,162)    (5,385)     (3,642)    (2,916)      (428)    (1,229)      (902)      (739)         -     (24,403)
                   12,065,139  1,225,712   3,836,097  1,721,189    160,910    621,738    891,943    307,848    250,382  21,080,958
DEDUCTIONS:
  Distribution of
    benefits to
    Participants     (961,344)  (908,415)   (627,373)  (390,271)   (31,325)   (71,200)  (118,222)   (77,866)   (109,319)(3,295,335)

INTERFUND
TRANSFERS          (1,909,970)   612,996     550,333    (26,919)   169,133     57,987    477,961     68,479          -           -

LOAN REPAYMENTS       686,887    168,612     234,099    199,973     26,415     84,143     47,749     38,292 (1,486,170)          -

LOANS ISSUED         (678,520)  (182,064)   (270,468)  (171,548)   (11,565)   (42,263)   (25,168)   (15,458) 1,397,054           -

 Net increase       9,202,192    916,841   3,722,688  1,332,424    313,568    650,405  1,274,263    321,295     51,947  17,785,623

PLAN EQUITY,
 Dec. 31,1996      25,336,960  7,835,087   9,703,161  5,663,430    852,330  1,912,643  1,489,313    876,242  2,836,458  56,505,624

PLAN EQUITY,
 Dec. 31,1997     $34,539,152 $8,751,928 $13,425,849 $6,995,854 $1,165,898 $2,563,048 $2,763,576 $1,197,537 $2,888,405 $74,291,247



  The accompanying notes are an integral part of this statement.




                              INDIANA ENERGY, INC.

                             RETIREMENT SAVINGS PLAN

        (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                 T. Rowe Price
                  Indiana
                  Energy,     Stable
                  Inc.        Value                                                   Equity
                  Common      Common      Equity                 Int'l     New        Index      Spectrum
                  Stock       Trust       Income      Balanced   Stock     Horizons   500        Growth     Partic.
                  Fund        Fund        Fund        Fund       Fund      Fund       Fund       Fund       Loan Fund  Total
ADDITIONS:
  Employee contr. $1,165,222  $  442,254  $  554,847  $  410,304 $  73,500 $  215,781 $  145,901 $ 90,338   $        - $ 3,098,147
  Employer contr.    952,977     341,767     411,475     317,912    65,674    117,854     90,444   97,555            -   2,395,658
  Interest income          -           -           -           -         -          -          -        -      242,938     242,938
  Dividend income  1,101,437     419,976     594,086     234,534    21,338    171,554     42,783   56,956            -   2,642,664
  Unrealized appr.
    of invest.       359,343           -     926,809     439,233    67,186     27,081    161,656   49,638            -   2,030,946
  Realized gain
    on investments    92,848           -      51,781      39,566     3,027     34,185      7,982    2,714            -     232,103
  Other inc.
    (exp.), net      (12,519)    (11,854)     (3,130)       (963)      (54)      (302)      (182)     (44)           -     (29,048)
                   3,659,308   1,192,143   2,535,868   1,440,586   230,671    566,153    448,584  297,157      242,938  10,613,408
DEDUCTIONS:
  Distribution of
   benefits to
   Participants     (552,919)   (259,823)   (252,813)   (127,055)  (10,458)  (202,201)   (26,921) (13,189)     (79,323) (1,524,702)

INTERFUND TRANSFERS (895,659)     28,636    (154,166)   (391,848)  168,010    499,210    550,186  195,631            -           -

LOAN REPAYMENTS      645,132     172,155     221,029     193,161    25,868     74,091     43,876   32,904   (1,408,216)          -

LOANS ISSUED        (771,762)   (180,205)   (194,987)   (128,248)  (16,706)   (47,508)   (17,916) (10,112)   1,367,444           -

  Net increase     2,084,100     952,906   2,154,931     986,596   397,385    889,745    997,809  502,391      122,843   9,088,706

PLAN EQUITY,
 Dec. 31,1995     23,252,860   6,882,181   7,548,230   4,676,834   454,945  1,022,898    491,504  373,851    2,713,615  47,416,918

PLAN EQUITY,
 Dec. 31,1996    $25,336,960  $7,835,087  $9,703,161  $5,663,430 $ 852,330 $1,912,643 $1,489,313 $876,242   $2,836,458 $56,505,624


  The accompanying notes are an integral part of this statement.


                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

(Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                  NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

     a.  General

Effective October 1, 1997, the Retirement Savings Plan (the Plan) sponsor changed from Indiana Gas Company, Inc. to Indiana Energy, Inc. (the Company). (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.)
The Plan is a defined contribution plan. Effective October 1, 1997, the plan administrator changed from the Retirement Savings Plan Committee to the Company. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

     b.  Participation

Employees age twenty-one (21) or older become eligible to participate in the Plan on January 1, April 1, July 1, or October 1 (valuation dates), coinciding with or following the completion of one (1) year of service.
Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

     c.  Contributions and Vesting

Plan participants may elect to contribute up to 15% of their eligible compensation. All participants' contributions are fully vested. Annually, the Company contributes an amount equal to 2-1/2% of participants' eligible compensation. For nonbargaining participants, the Company matches an additional 100% of the first 3% of eligible compensation contributed by nonbargaining participants' and an additional 50% of nonbargaining participants' contributions between 3% and 8% of their eligible compensation. For bargaining participants, the Company matches an additional 50% of the first 4% of eligible compensation. Company contributions become fully vested after a participant has completed five years of service. Participants may also contribute any unused flexible benefit dollars to the Plan with the Company matching this contribution at 50%. Flexible benefit dollars become available for contribution into the Plan when they are not used by the participant to purchase various benefits provided by the Company.

Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in 5% increments in the Indiana Energy, Inc. Common Stock Fund and the following T. Rowe Price funds:
Stable Value Common Trust, Equity Income, Balanced, International Stock, New Horizons, Equity Index 500, and the Spectrum Growth, as directed by participants.

     d.  Federal Income Tax Effect to Participants

The Plan was established as a qualified plan under Section 401(a) of the Code. This means that a participant is not subject to Federal income taxes on amounts contributed to the participant's account or earnings thereon, until such amounts are distributed to the participant or to a beneficiary in the event of the participant's death. Contributions to the participant's account are subject to Federal employment (FICA) taxes.

If a participant receives a distribution from his/her account prior to obtaining age 59-1/2, such distribution is taxed as ordinary income and may be subject to an additional 10% penalty tax unless one of the statutory exceptions to such penalty tax applies.

     e.  Distributions

Upon termination, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years. If a lump sum is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account (IRA). Effective January 1, 1993, the Unemployment Compensation Amendments Act of 1992 requires income tax withholding at a rate of 20% for any eligible rollover distribution that is not directly transferred to another qualified plan or IRA. This withholding requirement may not be waived by the participant receiving the distribution. Distributions made to participants who have reached age 70-1/2 are not subject to the 20% withholding requirement.

     f.  Forfeited Accounts

At December 31, 1998, 1997 and 1996, forfeited nonvested accounts totaled approximately $88,400, $16,900 and $19,900, respectively. These accounts will be used to reduce future employer contributions. Also, employer contributions were reduced by $19,000 and $23,000 from forfeited, nonvested accounts in 1997 and 1996, respectively.

     g.  Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their participant's accounts with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the plan committee and is secured by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the plan committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.

A participant may have no more than one loan outstanding at any point in time. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 1998 and 1997, there were 340 and 430 participant loans outstanding, respectively.

     h.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $3,900, $5,348 and $6,051 for the year ended December 31, 1998, 1997 and 1996, respectively.

     i.  Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

     j.  Trustee Fees and Administrative Costs

Trustee fees and recordkeeping costs are paid by the Company. Investment management costs are paid for by the Plan and are included in other income (expense) in the accompanying Statements of Income and Other Changes in Plan Equity.

2.  INVESTMENT PROGRAM

Participants may direct their contributions to be invested in one or more of the following funds:

      Indiana Energy, Inc. Common Stock Fund - An equity fund which invests principally in shares of Indiana Energy, Inc. common stock issued and purchased in the open market.

      T. Rowe Price Stable Value Common Trust Fund - A bank sponsored collective investment fund, which invests primarily in a portfolio of Guaranteed Investment Contracts (GIC's), Bank Investment Contracts (BIC's) and Structured Investment Contracts (SIC's).

      T. Rowe Price Equity Income Fund - A mutual fund, which most of the assets will be used to invest in common stocks of established companies and the remainder in foreign securities, convertible stocks and bonds.

      T. Rowe Price Balanced Fund - A mutual fund, which invests 60% in common stock of large established companies and 40% in various fixed income securities and cash reserves.

      T. Rowe Price International Stock Fund - A mutual fund, which invests primarily in common stocks of established, non-U.S. companies. Derivative activity occurs within this fund. The fund engages in securities lending, which is collateralized with cash, mitigating the risk associated with such activities.

      T. Rowe Price New Horizons Fund - A mutual fund, which invests primarily in a diversified group of small, emerging growth companies.

      T. Rowe Price Equity Index 500 Fund - A mutual fund, which invests in all 500 stocks composing the S&P 500.

      T. Rowe Price Spectrum Growth Fund - A mutual fund, which invests in a number of other T. Rowe Price Mutual Funds (primarily domestic stock funds with the exception of one foreign stock fund).

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

Account records maintained by the Trustee are on the cash basis. The accompanying financial statements have been prepared on an accrual basis.

     b.  Investments

Investments are stated at current market value (see Schedule I). Investment transactions are reported on the trade date.

The change in market value from the beginning of the year to the date of sale for investments sold during the year is reported separately in the Statements of Income and Other Changes in Plan Equity as a realized gain(loss) on investments. The net realized gain(loss) on investments included in the plan equity for 1998 is as follows:


                                                          Realized
                            Proceeds of                   Gain(Loss) on
                               Sale      Cost of Asset    Investments
Indiana Energy, Inc.
Common Stock Fund           $ 5,017,480  $ 5,468,821      $(451,340)
Stable Value Common Trust
Fund                          3,776,263    3,776,263              -
Equity Income Fund            2,530,349    2,432,986         97,364
Balanced Fund                 1,241,092    1,174,072         67,019
International Stock Fund        267,567      249,299         18,266
New Horizons Fund               686,217      721,024        (34,808)
Equity Index 500 Fund           942,149      864,028         78,122
Spectrum Growth Fund            231,401      221,201         10,201

     Total                  $14,692,518  $14,907,694      $(215,176)


The net realized gain(loss) on investments included in the plan equity for 1997 is as follows:


                                                          Realized
                            Proceeds of                   Gain(Loss) on
                               Sale      Cost of Asset    Investments
Indiana Energy, Inc.
Common Stock Fund           $4,549,531   $  4,154,275     $395,256
Stable Value Common Trust
Fund                         2,095,484    2,095,484              -
Equity Income Fund           1,551,008    1,396,490        154,518
Balanced Fund                1,132,101    1,038,810         93,291
International Stock Fund       232,293      222,024         10,269
New Horizons Fund              538,414      543,250         (4,836)
Equity Index 500 Fund          623,075      548,782         74,293
Spectrum Growth Fund           360,772      338,005         22,767

     Total                 $11,082,678  $10,337,120       $745,558


The net realized gain(loss) on investments included in the plan equity for 1996 is as follows:


                                                          Realized
                            Proceeds of                   Gain(Loss) on
                               Sale      Cost of Asset    Investments
Indiana Energy, Inc.
  Common Stock Fund         $2,671,327   $2,578,479       $ 92,848
Stable Value Fund                    -            -              -
Equity Income Fund           1,039,025      987,244         51,781
Balanced Fund                  785,657      746,091         39,566
International Stock Fund        44,980       41,953          3,027
New Horizons Fund              314,296      280,111         34,185
Equity Index 500 Fund          121,522      113,540          7,982
Spectrum Growth Fund            34,753       32,039          2,714

     Total                  $5,011,560   $4,779,457       $232,103


     c.  Reclassifications

Certain reclassifications have been made in the Plan's financial statements and notes to financial statements of prior years to conform to the current year presentation. These reclassifications had no effect on previously reported Plan equity or changes therein. The descriptions of the financial statements comply with the requirements set forth by Form 11(K) under the Securities and Exchange Commission.


4.  PLAN AMENDMENT

        a. Effective October 1, 1997, the plan sponsor changed from Indiana Gas Company, Inc. to Indiana Energy, Inc. (in connection with the Company's reorganization) and the plan administrator changed from the Retirement Savings Plan Committee to the Company.

     b. Effective October 1, 1997, IEI Investments, Inc. was added as a participating company in the Plan.

5.  TAX STATUS

The Company has made certain amendments to the Plan since receiving its last determination letter, dated April 19, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under IRC Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

6.  REPORTABLE TRANSACTIONS

"Reportable Transactions" of the Plan are shown on Schedule II.

7.  SUBSEQUENT EVENT

Effective January 1, 1999, Indiana Energy, Inc. amended the Plan.
The major changes to the Plan were changing the participation, plan entry dates, employee deferral percentages, and company matching percentages.

Participation in the Plan will be limited to those employees age twenty-one (21) or older who have completed at least one hour of service and are expected to complete 1,000 hours of service during their first 12 months of employment. Employees under the age of 21 will be eligible to enter on April 1 or October 1 upon meeting the age and hour requirements listed above. Employees covered by a collective bargaining agreement will become eligible to participate upon the completion of one year of service or are employed for six months, whichever occurs first, and, have attained the age of twenty-one (21).

Plan participants will be allowed to contribute up to 19% of their eligible compensation, and the Company will match 100% of the first 6% of eligible compensation contributed by employees. The Company will discontinue the annual contribution of 2-1/2% of participants' eligible compensation.


                                                                      SCHEDULE I

                              INDIANA ENERGY, INC.

                                 EIN 35-1654378

                             RETIREMENT SAVINGS PLAN

              (Formerly Indiana Gas Company, Inc., EIN 35-0793669,
                            Retirement Savings Plan)

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                Market
                                                               Value at
                                                             December 31,
                                   Shares        Cost           1998
INVESTMENTS:
 *Indiana Energy, Inc.
    Common Stock Fund           1,393,632    $22,107,320     $34,383,457

 *T. Rowe Price-

    Stable Value Common Trust
      Fund                      9,502,871      9,502,871       9,502,871

    Equity Income Fund            516,925     11,092,089      13,605,456

    Balanced Fund                 429,151      6,017,221       7,977,911

    International Stock Fund       94,927      1,287,733       1,422,950

    New Horizons Fund             127,352      2,846,463       2,972,385

    Equity Index 500 Fund         138,022      3,245,387       4,607,178

    Spectrum Growth Fund           94,048      1,461,425       1,547,102

PARTICIPANTS' LOAN FUND,
  interest ranging from 7.0%
  to 10%                                       2,546,711       2,546,711
                                             $60,107,220     $78,566,021


                  * Represents parties-in-interest to the Plan



                                                                     SCHEDULE II



                              INDIANA ENERGY, INC.

                                 EIN 35-1654378

                             RETIREMENT SAVINGS PLAN

  (Formerly Indiana Gas Company, Inc., EIN 35-0793669, Retirement Savings Plan)

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                           Current
                                                                                                          Value of
                                                                                                          Asset on
                                                     Number of     Purchase     Selling      Cost of     Transaction   Net
Party Involved        Description of Asset           Transactions  Price        Price        Asset          Date       Gain
PURCHASES:
  **T. Rowe Price-
                      Indiana Energy, Inc.
                      Common Stock Fund                 *          $4,892,165   $        -   $4,892,165  $4,892,165    $        -
                      Stable Value Common Trust Fund    *           4,666,241            -    4,666,241   4,666,241             -
                      Equity Income Fund                *           2,765,327            -    2,765,327   2,765,327             -

SALES:
  **T. Rowe Price
                      Indiana Energy, Inc.
                      Common Stock Fund                 *                   -    5,017,480    3,705,730    5,468,821     1,311,750
                      Stable Value Common Trust Fund    *                   -    3,766,263    3,766,263    3,766,263             -
                      Equity Income Fund                *                   -    2,530,350    2,052,024    2,432,986       478,326


                     *  Information not available from trustee
                     ** Represents party-in-interest to the Plan
